FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on November 19, 2007

EXHIBIT 1

STEALTHGAS INC. ANNOUNCES DELIVERIES OF TWO VESSELS, THE SALE OF THREE VESSELS, NEW CHARTER ARRANGEMENTS AND APPOINTMENT OF NEW DIRECTOR TO BOARD

ATHENS, GREECE, November 19, 2007.  STEALTHGAS INC. (NASDAQ: GASS) (the “Company”), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced the deliveries of the M/V “Gas Sophie” and the M/V “Gas Haralambos”, the sale of the M/V “Gas Oracle”, the M/V “Gas Renovatio” and the M/V “Gas Nemesis”, new chartering arrangements for the M/V “Gas Emperor” and the M/V “Gas Tiny” and the appointment to its Board of Directors of Mr. Lambros Babilis as an Executive Director and Deputy Chairman.

Vessel Deliveries:

The Company announced that it took delivery of the M/V “Gas Sophie” on October 15, 2007 and the M/V “Gas Haralambos” on October 31, 2007, two vessels it had previously contracted to acquire.

The M/V “Gas Sophie” is a 1995 built, 3,500 cbm Fully Pressurized (“F.P.”) LPG carrier. Upon its delivery, it was deployed on time charter for 12 months to an international gas trader.

The M/V “Gas Haralambos” is a 2007 built, 7,000 cbm Fully Pressurized (“F.P.”) LPG carrier. Upon its delivery, it was deployed on a 2 year time charter to a major international commodity trader.

Vessel Sales:

The Company announced that it has reached an agreement to sell to an unaffiliated entity on an en bloc basis the M/V “Gas Oracle”, the M/V “Gas Renovatio” and the M/V “Gas Nemesis”. Each of these three vessels will be delivered to the purchaser, during January 2008 for an aggregate purchase price of approximately $27.3 million.

New Chartering Arrangements:

The M/V “Gas Tiny” has extended its existing time charter commencing October 2007 for 2 years to an international gas trader.

The M/V “Gas Emperor” upon the expiry of its existing time charter in June 2008, has entered into a new bare boat charter for 4 years to a major international gas operator.

Board Appointment:

The Company also announced that, following the unanimous consent of its Board of Directors, Mr. Lambros Babilis has been elected to the Board of Directors of Stealth Gas Inc as an Executive Director and will also serve as Deputy Chairman.

CEO Harry Vafias commented “I am very pleased to announce the appointment of Mr. Babilis to our Board of Directors as an executive director. As an experienced technical manager within Stealth Maritime, he will bring a wealth of technical expertise to our board, an area that had been somewhat lacking in the current make up of our Board of Directors, plus as stated earlier he will serve as our Deputy Chairman, a position that had remained unfilled since our IPO in October 2005. I would like to wish him every success in his new role and look forward to his contributing to the ongoing success of our company”.

Commenting on the sales of the three vessels, the first such sales since the Company went public in October 2005, CEO Harry Vafias said “We have always stated that if opportunities presented themselves to sell some of the older tonnage in our fleet we would take them if they gave attractive returns. Management believes that the sale of these three ships achieves this aim, plus we reduce the average age of our fleet and it gives us further resources to acquire more modern tonnage, which are attractive to our blue chip customer base, and of course are more cost efficient to operate”.

Fleet Profile and Fleet Deployment:

The table below show the Company’s fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-08
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Oct-09
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-09
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-08
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -08
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch	5,018	F.P.	1997	Dec-05	Bareboat	Jun-10
Gas Nemesis (2) (25)	5,016	F.P.	1995	Jun-06	Time Charter	May-09
Lyne (3)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor (4)	5,013	F.P.	1995	Feb-05	Time Charter	Jun-08
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Oct-11
Catterick (5)	5,001	F.P	1995	Nov-05	Time Charter	Jan-09
Sir Ivor (6)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Icon (7)	5,000	F.P.	1994	Jun-07	Time Charter	Jul-10
Gas Kalogeros (8)	5,000	F.P.	2007	Jul-07	Time Charter	Apr-10
Gas Sincerity (9)	4,123	F.P.	2000	Nov-05	Time Charter	Jul-09
Gas Spirit (10)	4,112	F.P.	2001	Dec-05	Time Charter	Jun-10
Gas Zael (11)	4,111	F.P.	2001	Dec-05	Time Charter	Mar-09
Gas Courchevel	4,109	S.R.	1991	Nov-04	Spot	-
Gas Prophet (12)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (13)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-09
Sea Bird II	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug-08
Gas Czar (14)	3,510	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Sophie	3,500	F.P.	1995	Oct-07	Time Charter	Oct-08
Gas Legacy (15)	3,500	F.P.	1998	Oct-05	Time Charter	Apr-10
Gas Fortune (16)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Eternity (17)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Sikousis (18)	3,500	F.P.	2006	Aug-07	Time Charter	May-09
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice (19)	3,434	S.R.	1991	Apr-05	Bareboat	Apr-11
Gas Renovatio (20) (24)	3,313	F.P.	1997	May-07	Time Charter	Jan-09
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	Mar-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Jul-08
Gas Oracle (23)	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07
Gas Prodigy (21)	3,014	F.P.	1995	Oct-05	Time Charter	Dec-08
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Oct-09
FLEET TOTAL	164,429 Cbm
38 VESSELS
Additional Vessels (with expected delivery date)
Gas Premiership (22)	7,200	F.P.	2001	Feb-08	Time Charter	Feb-12
FLEET TOTAL	171,629 cbm
39 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

(1)

Earliest date charters could expire.  Most charters include options to shorten or extend their term.

(2)

Gas Nemesis is currently employed under a time charter until May 2008. Thereafter, she will be employed under a new time charter until May 2009.

(3)

Lyne is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for an additional year.

(4)

Gas Emperor is currently employed under a time charter until June 2008, Thereafter she will be employed under a new 4 year time charter to a major international gas operator until June 2012.

(5)

Catterick is currently employed under a time charter with an initial term expiring in January 2008, which has been extended to January 2009.

(6)

Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at the charter’s option, the bareboat charter can be extended for an additional year.

(7)

Gas Icon is currently employed under a time charter with an initial term expiring in July 2008, which has been extended for two years until July 2010.

(8)

Gas Kalogeros is currently employed under a time charter until May 2008, which has been extended to April 2010.

(9)

Gas Sincerity is currently employed under a time charter until July 2008, which has been extended to July 2009.

(10)

Gas Spirit is currently employed under a time charter until June 2008, which has been extended to June 2010.

(11)

Gas Zael is currently employed under a time charter until March 2008, which has been extended to March 2009.

(12)

Gas Prophet has for the three year duration of bareboat charter been renamed the M.T. Ming Long.

(13)

Gas Shanghai is currently employed under a time charter until September 2008, which has been extended until September 2009.

(14)

Gas Czar is currently employed under a time charter until December 2007. Thereafter, she will be employed under a new time charter until December 2008.

(15)

Gas Legacy is currently employed under a time charter until April 2008, which has been extended for two years until April 2010.

(16)

Gas Fortune is currently employed under a time charter expiring in December 2007, which has been extended until December 2008.

(17)

Gas Eternity has for the duration of bareboat charter been renamed the M.T. Yu Tian 9.

(18)

Gas Sikousis is currently employed under a time charter until May 2009. Thereafter, at the charterer’ option, the time charter can be extended for two one-year periods, the first one to be negotiated in May 2009.

(19)

Gas Ice is currently employed under a bareboat charter until April 2008. Thereafter, she will be employed under a new three year bareboat charter, until April 2011.

(20)

Gas Renovatio is currently employed under a time charter until January 2008, which has been extended for twelve months until January 2009.

(21)

Gas Prodigy is currently employed under a time charter expiring in December 2007, which has been extended until December 2008.

(22) Gas Premiership will commence a four year charter upon expected delivery in February 2008 expiring in February 2012.

(23) Gas Oracle is contracted to be sold for delivery during January, 2008.

(24) Gas Renovatio is contracted to be sold for delivery with her current charter attached during January, 2008.

(25) Gas Nemesis is contracted to be sold for delivery with her current charter attached during January, 2008.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 38 LPG carriers with a total capacity of 164,429 cubic meters (cbm). In addition, the company has also entered into agreements to acquire one second-hand LPG carriers with expected delivery in February 2008 and sell three vessels in January 2008. Once the acquisition and sale of vessels are complete, STEALTHGAS INC.’s fleet will be composed of 36 LPG carriers with a total capacity of 160,286 cubic meters (cbm). STEALTHGAS Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated: November 19, 2007                    By:    /s/ Andrew J. Simmons

 -----------------------

Andrew J. Simmons

 Chief Financial Officer